Exhibit 99.1

Focus Media Regains Compliance with Nasdaq Listing Requirements

SHANGHAI, China, October 4, 2007 — Focus Media Holding Limited (NASDAQ: FMCN”), China’s largest digital media group, today announced that the Nasdaq Listing Qualifications Panel has notified the company that it has regained compliance with the continued listing standards of the Nasdaq. Accordingly, the Panel determined to continue the listing of Focus Media’s American depositary shares on the Nasdaq Global Market.

As previously disclosed, the Nasdaq listing qualifications hearings division had notified Focus Media that, due to the delayed filing of the Company’s Form 20-F for the year ended December 31, 2006, it failed to comply with continued Nasdaq listing standards.  Focus Media subsequently filed its 2006 annual report on September 25, 2007 to regain compliance with Nasdaq listing standards.

FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. This information may involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Although Focus Media believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is the largest digital media group in China, leading China’s digital out-of-home, mobile advertising and internet advertising markets. Based on audience-centric approach, Focus Media provides targeted advertising channels, powered by a broad portfolio of LCD, digital frame, wireless, internet and other new media technologies, which cover specific demographic groups and their daily activities, from office buildings to retail chain stores, residential buildings, shopping malls, golf country clubs, airports, and airport transit buses in China. As of June 30, 2007, Focus Media digital out-of-home had approximately 131,000 LCD display units and 161,400 advertising poster frames, installed in over 90 cities throughout China and 200 outdoor LED displays in Shanghai. Over 4,000 international and domestic advertisers have placed advertisements through our digital out-of-home advertising networks as of June 30, 2007. For more information about Focus Media, please visit our website at ir.focusmedia.cn..

Investor and Media contact:
Jie Chen
Tel: +86 21 32124661*6607
Email: ir@focusmedia.cn